PowerShares Actively Managed Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, IL 60187

March 24, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Haughton Hallock, Division of Investment Management

Re:                             PowerShares Actively Managed Exchange-Traded Fund Trust

                                                (File Nos. 333-147622, 811-22148)

Dear Mr. Hallock:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), PowerShares Actively Managed Exchange-Traded Fund Trust (the “Company”) hereby requests that the effectiveness for the Trust’s Registration under the Securities Act and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A be accelerated to 1:00 p.m., New York time, on March 24, 2008, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ H. Bruce Bond
Name:	H. Bruce Bond
Title:	President and Chairman

A I M Distributors, Inc.

11 Greenway Plaza

Suite 100

Houston, Texas  77046-1173

March 24, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Haughton Hallock, Division of Investment Management

Re:                             PowerShares Actively Managed Exchange-Traded Fund Trust

                                                (File Nos. 333-147622, 811-22148)

Dear Mr. Hallock:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), A I M Distributors, Inc. (“A I M”), in its capacity as distributor of the shares of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), hereby joins in the request of the Trust that the effectiveness for the Trust’s Registration Statement under the Securities Act and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A be accelerated to 1:00 p.m., New York time, on March 24, 2008, or as soon thereafter as practicable. A I M hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ John M. Zerr
Name:	John M. Zerr
Title:	Senior Vice President